UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Incorporation by reference

On September 28, 2023, the Registrant issued the Interim Financial Report for the Six Months Ended June 30, 2023 (the “Interim Financial Report”). A copy of the Interim Financial Report is attached to this Report as exhibit 99.1.

Exhibit 99.1 to this Report shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-258369) of Inventiva S.A. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Interim Financial Report
101.INS XBRL	Instance Document.
101.SCH XBRL	Taxonomy Extension Schema Document.
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document.
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document.
101.IAB XBRL	Taxonomy Extension Labels Linkbase Document.
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.
(Registrant)

Date: September 28, 2023	/s/ Frédéric Cren
Frédéric Cren
Chief Executive Officer